FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of September
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

21 September 2016

HSBC HOLDINGS PLC
SECOND INTERIM DIVIDEND FOR 2016

The Directors of HSBC Holdings plc (the "Company") have declared the second interim dividend for 2016 of US$0.10 per ordinary share. The dividend is payable on 28 September 2016 to holders of record on 12 August 2016 on the Principal Register in the United Kingdom or the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register.
139,914,936 ordinary shares of US$0.50 each have been allotted by the Company to those shareholders who elected to receive the scrip dividend alternative.
The shares will be issued on 28 September 2016 and will rank pari passu with the existing issued ordinary shares of the Company. Application will be made to the Financial Conduct Authority for the shares to be admitted to the Official List and to the London Stock Exchange for the shares to be admitted to trading.
Dealings are expected to commence on 28 September 2016.

For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
HSBC Holdings plc

                                                                                                                                                                                                                                    By:

                                                                                                                                                                                                                                    Name: Ben J S Mathews
                                                                                                                                                                                                                                    Title: Group Company Secretary
                                                                                                                                                                                                                                    Date: 21 September 2016